

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 20, 2016

Via E-mail
Christopher J. Holding
Chief Financial Officer
TimkenSteel Corporation
1835 Dueber Avenue SW
Canton, Ohio 44706

> **Re:** **TimkenSteel Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Response Dated April 8, 2016**
> **File No. 1-36313**

Dear Mr. Holding:

We have reviewed your April 8, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

Item 1. Business, page 2

1. As previously requested in comment 1 in our letter dated March 30, 2016, please provide investors with a more descriptive discussion of the organizational changes made that resulted in a realignment of your reportable segments from two to one, what your business strategy is, and how the changes in your organization better support your business strategy. As part of your discussion, please provide investors with an explanation as to why your CODM has decided it is better to manage the performance and resource allocation of your business on a whole rather than based on two operating segments.

Liquidity and Capital Resources, page 28

2. We note your response to comment 5 in our letter dated March 30, 2016. It is unclear how the information provided will allow an investor to understand how management determined that the $41.9 million available under the credit facility as of December 31, 2015, is sufficient to meet your liquidity needs for at least the next twelve months. Your discussion and analysis should provide investors with the facts and circumstances specific to

TimkenSteel that led management to conclude $41.9 million under the credit facility is sufficient. As previously requested, please also provide investors with a discussion and analysis of the impact to your consolidated financial statements and your business, if your liquidity needs proved to be greater than what you have available. If you believe that you will be able to obtain additional financing, please provide investors with the facts and circumstance that support your conclusion. Finally, please provide a discussion and analysis of your specific liquidity needs on a long-term basis and what specific sources are available to you to meet these needs. If you do not currently have sources available to meet your long-term liquidity needs, please provide a discussion of what management intends to do to remedy the gap in your long-term liquidity needs along with the potential consequences if management is unable to remedy the gap. Please refer to Item 303(a)(1) of Regulation S-K, Instruction 5 to Item 303(a) of Regulation S-K, and Section 501.13 of the Financial Reporting Codification for guidance.

3. We note the information you provided in response to comment 6 in our letter dated March 30, 2016, which you noted would be the basis for enhanced disclosures in your next periodic report. Please expand your intended future disclosures regarding the credit facility and the amendments to also address:

   - Specifically when you began to expect that you may not be able to satisfy the interest coverage ratio covenant and why.
   - Why the credit facility was converted from a cash flow-based facility to an asset-based facility with the December 21, 2015 amendment.
   - The impact of the significant decline in the availability under your credit facility from $41.9 million to $8.8 million on your conclusion that you will meet your liquidity needs for the next 12 months.
   - The impact to your business and consolidated financial statements if you are unable to obtain any additional amendments to your credit facility that causes you to be in default of your obligations.

   Please refer to Item 303(a)(1) of Regulation S-K, Instruction 5 to Item 303(a) of Regulation S-K, and Section 501.13 of the Financial Reporting Codification for guidance.

   You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

   Sincerely,

   /s/ Terence O'Brien

   Terence O'Brien
   Accounting Branch Chief
   Office of Manufacturing and
   Construction